15027152

SEC Mail Processing Section
JUN 01 2015
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 31175 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RED Capital Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 West Broad Street, 8th Floor
(No. and Street)

| Columbus | Ohio | 43215 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Smith (469) 385-1422
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

| 717 North Harwood Street | Dallas | Texas | 75201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Mary Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RED Capital Markets, LLC, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary Smith
Signature

Director
Title

Shannon Cox
Notary Public

SHANNON COX
My Commission Expires
December 23, 2017

NOTARY PUBLIC
STATE OF TEXAS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## RED CAPITAL MARKETS, LLC

### Table of Contents

KPMG

**KPMG LLP**
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Red Capital Markets, LLC (the Company) as of March 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Capital Markets, LLC as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (and 17 C.F.R. § 1.10). In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Dallas, Texas
May 28, 2015

**RED CAPITAL MARKETS, LLC**

Statement of Financial Condition

March 31, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 8,176,790 |
| Restricted cash | | 100,000 |
| Securities inventory (note 4) | | 9,102,525 |
| Remarketing agent receivables | | 233,501 |
| Fixed assets, net | | 235 |
| Derivative assets (note 8) | | 362,103 |
| Intangible assets, net (note 11) | | 971,380 |
| Other assets, net | | 540,644 |
| Total assets | $ | 19,487,178 |
| **Liabilities and Shareholder's Equity** | | |
| Liabilities: | | |
| Accrued compensation | $ | 548,667 |
| Lines of credit (note 5) | | 49,335 |
| Lines of credit – affiliate (note 5) | | 651,940 |
| Derivative liabilities (note 8) | | 180,075 |
| Deferred revenue | | 30,000 |
| Accounts payable and accrued expenses | | 52,229 |
| Accounts payable – affiliate | | 474,370 |
| Deferred application fees and borrower deposits | | 11,468 |
| Other liabilities | | 5,729 |
| Total liabilities | | 2,003,813 |
| Commitments and indemnifications (note 9) | | |
| Shareholder's equity: | | |
| Paid-in capital | | 10,486,633 |
| Retained earnings | | 6,912,188 |
| Accumulated other comprehensive income: | | |
| Net Unrealized holding gains on investments | | 84,544 |
| Total shareholder's equity | | 17,483,365 |
| Total liabilities and shareholder's equity | $ | 19,487,178 |

See accompanying notes to financial statements.

**RED CAPITAL MARKETS, LLC**

Statement of Operations

Year ended March 31, 2015

| | | |
|---|---|---|
| Revenues: | | |
| Net trading gains | $ | 1,929,461 |
| Interest income | | 1,371,305 |
| Remarketing agent fees | | 804,251 |
| Underwriting fees, net | | 391,756 |
| Advisory fees, net | | 682,931 |
| Other income (loss), net (note 8) | | (544,715) |
| Total revenues | | 4,634,989 |
| Expenses: | | |
| Salaries, incentive compensation and employee benefits | | 3,046,280 |
| Occupancy | | 240,611 |
| Interest expense | | 315,750 |
| Travel and entertainment | | 110,888 |
| Furniture, equipment and software expense | | 104,320 |
| Third party service fees | | 107,485 |
| Intangible asset amortization | | 237,889 |
| General and administrative | | 523,467 |
| Total expenses | | 4,686,690 |
| Net loss | | (51,701) |
| Other Comprehensive Income: | | |
| Unrealized holding gains on investments | | 84,544 |
| Total comprehensive income | $ | 32,843 |

See accompanying notes to financial statements.

## RED CAPITAL MARKETS, LLC

Statement of Changes in Shareholder's Equity

Year ended March 31, 2015

| | | Paid-in capital | Retained earnings | Accumulated other comprehensive income | Total |
|---|---|---|---|---|---|
| Balances, March 31, 2014 | $ | 10,486,633 | 6,963,889 | — | 17,450,522 |
| Net loss | | — | (51,701) | — | (51,701) |
| Net Unrealized holding gains on investments | | — | — | 84,544 | 84,544 |
| Balances, March 31, 2015 | $ | 10,486,633 | 6,912,188 | 84,544 | 17,483,365 |

See accompanying notes to financial statements.

## RED CAPITAL MARKETS, LLC

Statement of Cash Flows

Year ended March 31, 2015

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (51,701) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Unrealized gains on securities inventory | | (84,544) |
| Amortization of intangible assets | | 237,889 |
| Depreciation and amortization of fixed assets | | 2,909 |
| Unrealized loss on derivative instruments, net | | 474,756 |
| Changes in operating assets and liabilities: | | |
| Purchases of securities inventory | | (4,263,064,407) |
| Proceeds from paydowns and sales of securities inventory | | 4,286,254,407 |
| Decrease in restricted cash | | 415,311 |
| Decrease in remarketing agent fees receivable | | 59,310 |
| Decrease in other assets, net | | 102,412 |
| Increase in accrued compensation | | 338,701 |
| Decrease in deferred revenue | | (279,000) |
| Increase in accounts payable and accrued expenses | | 28,318 |
| Increase in payables to affiliate | | 373,432 |
| Decrease in deferred application fees and borrower deposits | | (325,680) |
| Decrease in other liabilities | | (136,463) |
| Net cash provided by operating activities | | 24,345,650 |
| Cash flows from financing activities: | | |
| Net repayments under line of credit | | (16,382,102) |
| Net repayments under line of credit – affiliate | | (466,435) |
| Net cash used by financing activities | | (16,848,537) |
| Net increase in cash and cash equivalents | | 7,497,113 |
| Cash and cash equivalents, beginning of year | | 679,677 |
| Cash and cash equivalents, end of year | $ | 8,176,790 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the period for: | | |
| Interest to affiliate | $ | 23,865 |
| Interest to third parties | | 245,368 |

See accompanying notes to financial statements.

**(1) Organization**

Red Capital Markets, LLC (the Company) is a wholly owned subsidiary of Red Capital Group, LLC (the Shareholder), which was purchased effective on May 1, 2010 by a group of investors (the Acquisition), led by ORIX USA Corporation (ORIX USA), which is a majority owned subsidiary of ORIX Corporation (ORIX). ORIX USA holds an 84% interest in Red Capital Group, LLC, with the remaining interest held by minority investors.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities. The Company has locations in Columbus, OH, Westport, CT, Reston, VA, and San Diego, CA.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company conducts substantially all business through its primary clearing broker Pershing LLC (Pershing).

**(2) Significant Accounting Policies**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

***(a) Cash, Cash Equivalents and Restricted Cash***

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2015.

Restricted Cash consists of Good Faith Deposits held on behalf of customers as well as a deposit held at Pershing pursuant to the custodial agreement.

***(b) Securities Inventory***

Securities inventory is carried at its fair value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair value of such securities are reflected in the Statement of Operations as part of Net Trading Gains for trading securities and Other Comprehensive Income for Available-for-Sale securities. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions for all regular-way trades are recorded within Securities Inventory on a trade date basis. Security transactions for all other trades are recorded as Derivative Assets and Liabilities until date of settlement.

***(c) Financial Instruments***

The Company considers cash and cash equivalents, customer and other receivables, other payables and other short-term borrowings as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

(d) ***Fixed Assets***

Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years and accelerated methods for tax reporting. At March 31, 2015, fixed asset accumulated depreciation and amortization was $54,425. Depreciation and amortization expense was $2,909 for the year ended March 31, 2015 and is included in Furniture, Equipment and Software Expense in the accompanying Statement of Operations.

(e) ***Derivative Instruments***

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage-backed securities. These derivative instruments are not designated in an ASC Topic 815 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings. See additional discussion of derivative instruments in note 8.

(f) ***Customer Accounts***

In accordance with Securities Exchange Commission Rule 15c3-3, the Company had no requirement to hold a balance at March 31, 2015 in a special reserve account for the exclusive benefit of institutional customers.

(g) ***Net Advisory Fees***

The Company receives fees for providing advisory services primarily relating to bond financing transactions. Advisory fees are recorded at the time the service is performed. Advisory fees are recorded net of direct expenses, including legal and travel expenses.

(h) ***Net Underwriting Fees***

Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses.

(i) ***Remarketing Agent Fees***

Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

(j) ***Accounting for Uncertainty in Income Taxes***

The Company adopted the provisions of FASB ASC 740-10 *Income Taxes – Accounting for Uncertainty in Income Taxes*. In accordance with the provisions of this standard, the Company has evaluated the tax positions taken or expected to be taken to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authorities. Tax positions deemed to meet the more-likely than-not threshold would be recorded as a tax benefit or expense in the current year. See additional discussion of income taxes in note 7.

***(k) Recent Accounting Pronouncements***

On April 2015, FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers.* ASU 2014-09 represents a comprehensive reform of many of the revenue recognition requirements in GAAP. The ASU creates a new topic within ASC Topic 606, *Revenue from Contracts with Customers.* The ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and supersedes or amends much of the industry-specific revenue recognition guidance found throughout the ASC.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good and services. The ASU creates a five-step process for achieving the core principle: 1) identify the contract(s) with a customer, 2) identifying the performance obligations in the contract, 3) determining the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation.

The ASU also requires additional disclosures that allow users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows resulting from contracts with customers. The guidance in the ASU is effective for the private companies for the first annual period beginning after December 15, 2017. For the Company, the effective date is April 1, 2018. The guidance permits the use of the retrospective or cumulative effect transition methods. It appears that substantially all of our contracts with customers do not fall within the scope of the guidance; however, we are in the process of selecting a transition method and determining whether the ASU will have a material impact on our reported financial results.

**(3) Fair Value Measurements**

Effective with the adoption of FASB ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820) the Company determines the fair value of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted price and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

ASC Topic 820 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using significant unobservable inputs and significant management assumptions. The fair value of securities held by the Company is generally based on significant observable inputs including prices of similar assets which results in those securities being considered Level 2 in the ASC Topic 820 hierarchy.

A summary of assets and liabilities at March 31, 2015 that the Company measures at fair value is presented below:

| | | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Securities inventory | $ | — | 9,102,525 | — | 9,102,525 |
| Derivative assets | | — | 362,103 | — | 362,103 |
| Total | $ | — | 9,464,628 | — | 9,464,628 |
| Liabilities: | | | | | |
| Derivative liabilities | $ | — | 180,075 | — | 180,075 |
| Total | $ | — | 180,075 | — | 180,075 |

There were no transfers between Level 1 and Level 2 during the year.

## (4) Securities Inventory

The Company's securities inventory at March 31, 2015 is classified as available for sale and was comprised of the following:

| | | Fair value | Unrealized gain |
|---|---|---|---|
| Fixed-rate, taxable, multifamily agency mortgage-backed securities | $ | 9,102,525 | 84,544 |
| | $ | 9,102,525 | 84,544 |

At March 31, 2015, the cost of securities inventory was $9,017,981.

## (5) Lines of Credit

The Company has a revolving promissory demand note from ORIX USA that it uses to fund its operations. Under terms of the note, the Company may borrow up to $50,000,000 at an interest rate equal to the LIBOR Index Monthly rate plus 15 basis points. At March 31, 2015, the Company had borrowings outstanding under this note of $651,025 and accrued interest payable of $915. Interest incurred under this note during the year ended March 31, 2015 was $15,314.

The Company has a debt agreement from Pershing that it uses to fund its trading activity. Under terms of the agreement, the Company may borrow up to the house margin requirement based on its securities inventory established on a daily basis by Pershing at an interest rate equal to the Pershing daily cost of funds, as defined, plus 75 basis points. At March 31, 2015, the Company did not have borrowings outstanding under this agreement but had accrued interest payable of $49,335. Interest incurred under this agreement during the year ended March 31, 2015 was $300,436.

## (6) Net Capital Requirements

The Company is subject to the uniform net capital rule 15c3-1 (Rule) of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $250,000, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at March 31, 2015 was $14,962,833 and $14,712,833, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 0.12 to 1 at March 31, 2015.

## (7) Income Taxes

The Company has been structured to qualify as a pass-through entity not required to pay income tax at the state or federal level. The Shareholder intends that the Company be treated as a disregarded entity for all federal and state income tax purposes.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

## (8) Derivative Instruments

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, treated as derivatives under ASC Topic 815 are used to economically hedge changes in fair value of the commitment to purchase the same mortgage-backed security that may occur due to movements in interest rates.

The Company values derivatives at fair value and recognizes changes in fair value in the Statement of Operations.

***Fair Values of Derivative Instruments as of March 31, 2015***

| Derivative assets | | |
|---|---|---|
| **Derivatives not accounted for as hedging instruments** | **Statement of financial condition location** | **Fair value** |
| Forward commitments | Derivative assets | $ 362,103 |
| Total | | $ 362,103 |

**Derivative liabilities**

| Derivatives not accounted for as hedging instruments | Statement of financial condition location | | Fair value |
|---|---|---|---|
| Forward commitments | Derivative liabilities | $ | 180,075 |
| Total | | $ | 180,075 |

**Gain (losses) on derivatives, net**

| Derivatives not accounted for as hedging instruments | Location of gain/(loss) on derivatives recognized in operations | | Amount |
|---|---|---|---|
| Forward commitments | Other income (loss) | $ | (474,756) |
| Total | | $ | (474,756) |

At March 31, 2015, the Company had mandatory commitments to deliver $5,362,709 of fixed and variable-rate mortgage-backed securities and written commitments to purchase $5,362,709 of the same securities from its affiliate, respectively. In addition, the Company had written commitments to deliver $2,807,920 of fixed-rate mortgage-backed securities and written commitments to purchase $2,807,920 of the same securities from unaffiliated counterparties at March 31, 2015.

## (9) Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any liability in the financial statements for any contingencies or indemnifications.

## (10) Benefit Plan

The Company participates in the ORIX USA Corporation Savings and Investment Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. ORIX USA may make contributions to the plan for employees the first month following the date of hire in the form of a 50% match of each dollar contributed on the first 12.5% of pay. For the year ended March 31, 2015, the Company expensed $72,209 pursuant to this plan.

## (11) Purchased Remarketing Agent Agreements

On May 1, 2010, as part of the Acquisition, the Company recognized identifiable intangible assets related to its rights to serve as remarketing agent for certain tax-exempt issues of variable rate demand notes (VRDN). Under the terms of the remarketing agreements, an investor in the VRDN may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor. If the Company is unable to successfully remarket the VRDN, the VRDN is sent back to the Trustee.

These contracts were measured at their acquisition date fair value of $2,141,000. The value for these rights is amortized based on its expected useful life of nine years using the straight-line method. At March 31, 2015, accumulated amortization of the agreements was $1,169,620.

The estimated amortization expense for each of the five succeeding fiscal years is as follows:

| | | Amortization expense |
|---|---|---|
| Year ended March 31: | | |
| 2016 | $ | 237,889 |
| 2017 | | 237,889 |
| 2018 | | 237,889 |
| 2019 | | 237,889 |
| 2020 | | 19,824 |

## (12) Related Party Transactions

The Company is a party to an Expense Sharing Agreement with an affiliate, Red Mortgage Capital, LLC (RMC). This agreement covers expenses paid by RMC and reimbursed by the Company, based on allocation percentages determined per the agreement. For the year ended March 31, 2015, the Company reimbursed $134,363 which is included in salaries, incentive compensation and employee benefits and $35,463 which is included in general and administrative expenses. The Company is also party to a shared services agreement with ORIX USA. This agreement covers expenses paid by ORIX USA and reimbursed by the Company based on allocation percentages determined per the agreement. For the year ended March 31, 2015, the Company reimbursed $330,202 which is included in general and administrative expenses. In addition, all occupancy expenses included in the statements of operations are allocated to the Company from ORIX USA.

## (13) Subsequent Events

The Company has evaluated events and transactions for recognition and disclosure and determined there are no items to disclose.

**Schedule I**

## RED CAPITAL MARKETS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

March 31, 2015

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | $ | 17,483,365 |
| Deductions and/or charges: | | |
| Nonallowable assets | | 1,974,380 |
| Net capital before haircuts on security positions | | 15,508,985 |
| Haircuts on security positions: | | |
| Trading and investment securities: | | |
| Other securities | | 546,152 |
| Total haircuts on security positions | | 546,152 |
| Net capital | | 14,962,833 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | | 121,583 |
| Minimum dollar net capital requirement of reporting broker-dealer | | 250,000 |
| Net capital requirement | | 250,000 |
| Excess net capital | $ | 14,712,833 |
| Computation of aggregate indebtedness: | | |
| Total aggregate indebtedness | $ | 1,823,738 |
| Deduct adjustment based upon deposits in special reserve bank accounts | | — |
| Total aggregate indebtedness | $ | 1,823,738 |
| Percentage of aggregate indebtedness to net capital | | 12.19% |

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as filed on April 24, 2015.

See accompanying report of independent registered public accounting firm.

Schedule II

**RED CAPITAL MARKETS, LLC**

Computation of Reserve Requirements under Rule 15c3-3

March 31, 2015

| | | |
|---|---|---|
| Computation of reserve requirements: | | |
| Total credit balances | $ | — |
| Total debit balances | | — |
| Excess of total credits over total debits | | — |
| Reserve requirements (at 105%) | | — |

There are no material differences from the Company's computation under exhibit A of Rule 15c3-3 included in this audited report and that presented in the unaudited FOCUS Report X-17A-5, as filed April 24, 2015.

See accompanying report of independent registered public accounting firm.

Schedule III

## RED CAPITAL MARKETS, LLC

Information Relating to Possession and Control Requirements under Rule 15c3-3

March 31, 2015

| | | |
|---|---|---|
| Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. | $ | — |
| Number of items | | None |
| Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | $ | — |
| Number of items | | None |

See accompanying report of independent registered public accounting firm.

KPMG

**KPMG LLP**
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, LLC

We have examined the statements made by Red Capital Markets, LLC (the Company), included in the accompanying Compliance Report , that (1) the Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5; (2) the Company's internal control over compliance was effective during the most recent fiscal year ended March 31, 2015; (3) the Company's internal control over compliance was effective as of March 31, 2015; (4) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2015; and (5) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 17a-5 of Securities and Exchange Commission that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended March 31, 2015; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Red Capital Markets, LLC's statements referred to above are fairly stated, in all material respects.

KPMG LLP

Dallas, Texas
May 28, 2015

**Red Capital Markets, LLC's Compliance Report**

Red Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended March 31, 2015;
3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended March 31, 2015;
4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended March 31, 2015; and
5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Red Capital Markets, LLC

I, Mary Smith, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: Mary Smith

Title:
Interim Chief Financial Officer

KPMG

**KPMG LLP**
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors and Shareholder
Red Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Red Capital Markets, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 28, 2015